

Mail Stop 7010

October 27, 2006

Mr. J. Larry Sorsby
Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
10 Highway 35, P.O. Box 500
Red Bank, New Jersey 07701

> **RE:** **Form 10-K for the Fiscal Year ended October 31, 2005**
> **Forms 10-Q for the Quarters ended January 31, 2006 and**
> **April 30, 2006, and July 31, 2006**
> **File No. 1-8551**

Dear Mr. Sorsby:

We have reviewed your response letter dated September 26, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2005

Note 1 – Basis of Presentation and Segment Information, page F-8

1. We have read your response to comments 1 and 2 and we have additional concerns regarding your proposed segment reporting.

As described in paragraph 3 of FAS 131, the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

a. Better understand the enterprise's performance
b. Better assess its prospects for future net cash flows
c. Make more informed judgments about the enterprise as a whole.

Because homebuilders primarily operate in a single type of business activity, the purpose of segment reporting will be to provide information about the different economic environments in which you operate. Further, because the nature of your business is so tied to geography and is in fact managed on that basis, geographic areas, in effect, appear to represent your different economic environments.

Based on information you have provided us, it appears to us that each of your 367 communities represent your operating segments. However, considering the guidance of paragraph 24 of the pronouncement, we recognize that there are practical limits to the number of reportable segments that would be useful to users of your financial statements.

We also recognize that one may interpret paragraph 17 to imply that certain operating segments, however close geographically, should not be aggregated due to their economic dissimilarity. We acknowledge that this interpretation presents considerable implementation problems. For example, it may require aggregation into reportable segments that would either be too large in number, or that would offer almost no analytical value, due to the lack of geographic proximity of the operating segments. Such an interpretation may also, require the constant retroactive restatement of previous year reportable segments, such that their usefulness would become inconsistent with paragraph 3 of the pronouncement.

You have proposed to aggregate your operating segments into 5 large regional reportable segments. Your reportable segments appear to be based on general geographic proximity. However, we note that the South Reporting Region encompasses a considerably large geographic area, and therefore may not be meaningful. For example Tampa (Florida) and Phoenix/Tucson may temporarily trend together, but it is likely this will be coincidental during most periods. We strongly urge you to consider presenting the Texas/Arizona regions separate from the rest of the South Region.

We also urge you to consider the following:

- In each periodic report you should identify each component of your reportable segments. For example, each state or states represented in that segment;
- To the extent that your involvement or lack of involvement, in any state would be helpful to users, you should disclose that fact. For example, if your involvement in Illinois is limited to the Chicago area, that may be important to an understanding of your involvement in Illinois and the Midwest reporting Region in general;
- If practicable, you should provide revenue information by product type as required by paragraph 37, showing single-family homes, multifamily homes and high rise condominiums;
- You should provide a robust MD&A, that identifies and quantifies the activities and expected trends and uncertainties at regions below the reportable segment, where such information is useful to an understanding of your operations;

We also caution you that if two or more or your 6 reportable segments appear to show similar economic characteristics, this should not be considered an indication that further levels of aggregation are appropriate. We remind you that this basic aggregation principle is applied at the operating segment level, and your operating segments are your communities. As noted above, we have not objected to your general proposal (other than our comment concerning the South Reporting Region) because of:

- The strongly geographic nature of your business;
- The guidance of paragraph 24, which limits the usefulness of too many reportable segments;
- Other practical implementation issues raised;

These factors require that you provide a reasonable number of reportable segments, based on geographic proximity, and this forms the basis of your aggregation criteria. Therefore, the aggregation of operating, or reportable segments from widely distant locations, however, economically similar, reduces the usefulness of the reportable segments and is inconsistent with paragraph 3. Of course, over time, as you enter, or exit regions in the future, you should constantly reassess your overall regions and how they are presented.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant